Exbhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust and Endev Energy Inc. Announce the Completion of
     Previously Announced Plan of Arrangement

     CALGARY, July 22 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") and (ENE - TSX) Endev Energy Inc. ("Endev") are pleased to announce that the acquisition of Endev by Penn West pursuant to the previously announced plan of arrangement (the "Arrangement") was completed today.
     Under the Arrangement, holders ("Endev Shareholders") of Endev common shares ("Endev Shares") will receive 0.041 of a Penn West trust unit ("Penn
West Units") for each Endev Share held. The first distribution that former
Endev Shareholders will be eligible to receive from Penn West will be the distribution payable on or about August 15, 2008 to holders of Penn West Units
("Penn West Unitholders") of record on July 31, 2008, provided such former
Endev Shareholders continue to be Penn West Unitholders as of such record date.
     Letters of transmittal have been forwarded to Endev Shareholders to be utilized in order to exchange their Endev Shares for Penn West Units and to receive future distributions on such Penn West Units.
     Endev Shares are expected to be de-listed from the Toronto Stock Exchange
("TSX") within a few trading days upon issuance of a bulletin of the TSX confirming receipt by the TSX of all necessary documents in connection with the closing of the Arrangement and related matters. Penn West Units will continue to trade on the TSX under the symbol PWT.UN and on the New York Stock
Exchange under the symbol PWE.
     Former Endev Shareholders who are resident in Canada or the United States and who are interested in participating in the Penn West distribution reinvestment plan (the "Penn West DRIP") should, if they are now a registered
Penn West Unitholder, complete and deliver an authorization form to CIBC
Mellon Trust Company (Penn West's registrar and transfer agent). If they are now a beneficial Penn West Unitholder, they should contact their broker, investment dealer, financial institution or other nominee through which their
Penn West Units are held and provide instructions on how they wish to participate in the Penn West DRIP. The authorization form for registered Penn
West Unitholders can be obtained at www.pennwest.com.
     Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta. Penn West trust units and debentures are listed on The
Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C and PWT.DB.E and
Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     Forward-looking Statements: Certain information regarding Penn West
Energy Trust, including the payment of distributions on the Penn West Units, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, failure to realize the anticipated benefits of the combination, ability to access sufficient capital from internal and external sources;
failure to obtain required regulatory approvals, changes in legislation, including but not limited to tax laws and environmental regulations. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Penn West's website (www.pennwest.com).

     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust; Endev Energy Inc.

CNW 13:53e 22-JUL-08